UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.: 1*

Name of Issuer: SS&C Technologies Holdings, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 78467J100

Date of Event Which Requires Filing of this Statement: 12/31/2017

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 78467J100

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Henderson Group plc EIN #00-0000000

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___ 3. SEC
USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 19,484,687**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 19,484,687**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,484,687**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

Item 1.

(a). Name of Issuer: SS&C Technologies Holdings, Inc. ("SS&C
Technologies")

(b). Address of Issuer's Principal Executive Offices:

80 Lamberton Road Windsor, CT 06095

Item 2.

(a).-(c). Name, Principal Business Address, and Citizenship of
Persons Filing:

(1) Janus Henderson Group plc 201 Bishopsgate EC2M 3AE, United Kingdom
Citizenship: Jersey, Channel Islands

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 78467J100

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Henderson Group plc ("Janus Henderson")is a parent holding company/control person in accordance with Section
240.13d-1(b)(ii)(G). See Item 4 for additional information.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC ("Intech") and a 100% ownership stake in Janus Capital Management LLC ("Janus Capital"), Perkins Investment Management LLC ("Perkins"), Geneva Capital Management LLC ("Geneva"), Henderson Global Investors Limited ("HGIL"), Janus Henderson Investors Australia Institutional Funds Management Limited ("HGIAIFML") and Henderson Global Investors North America Inc ("HGINA"), (each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, HGIL may be deemed to be the beneficial owner of 19,180 shares or 0.0% of the shares outstanding of SS&C Technologies Common Stock held by such Managed Portfolios. However, HGIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Geneva may be deemed to be the beneficial owner of 961,363 shares or 0.5% of the shares outstanding of SS&C Technologies Common Stock held by such Managed Portfolios. However, Geneva does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 18,479,795 shares or 9.0% of the shares outstanding of SS&C Technologies Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 24,000 shares or 0.0% of the shares outstanding of SS&C Technologies Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, HGIAFML may be deemed to be the beneficial owner of 349 shares or 0.0% of the shares outstanding of SS&C Technologies Common Stock held by such Managed Portfolios. However, HGIAFML does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Janus Capital, Intech, Perkins, Geneva, HGIL, HGIAIFML and HGINA are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

The interest of any one such person does not exceed 5% of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

Janus Capital, INTECH, Perkins, Geneva, HGIAFML and HGIL are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS HENDERSON GROUP PLC

By /s/ Bruce Koepfgen, Head of North America
Date 2/9/2018